UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(Amendment No. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☒
Securities Act Rule 802 (Exchange Offer)	☐
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐
Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8)	☐

Banco de Crédito e Inversiones

(Name of Subject Company)

N/A

(Translation of Subject Company's Names into English (if applicable))

Chile

(Jurisdiction of Subject Company's Incorporation or Organization)

Banco de Crédito e Inversiones

(Names of Person(s) Furnishing Form)

Common Shares of Banco de Crédito e Inversiones

(Title of Class of Subject Securities)

N/A

(CUSIP Number of Class of Securities (if applicable))

José Luis Ibaibarriaga Martínez
Avenida El Golf 125
Las Condes
Santiago, Chile
Tel.: 56-22 692-7000

(Names, Addresses (including zip code) and Telephone Numbers (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

with a copy to:

David L. Williams
Simpson Thacher & Bartlett LLP
425 Lexington Avenue
New York, New York 10017
(212) 455-2000

October 31, 2018

(Date Tender Offer/Rights Offering Commenced)

PART I—INFORMATION SENT TO SECURITY HOLDERS

Item 1. *Home Jurisdiction Documents*

This Form CB comprises pages numbered 1 to 2 consecutively and the exhibits set forth under (a) below.

(a)   The following documents are attached as exhibits to this Form CB:

Exhibit number	Description
99.1	English translation of the Spanish language notice to shareholders of Banco de Crédito e Inversiones informing them of their share rights pursuant to Article 10 of the Regulation of Corporations (*Reglamento de Sociedades Anónimas*).*
99.2	English translation of the Spanish language Banco de Crédito e Inversiones press release dated October 23, 2018.**
99.3	English translation of the Spanish language letter to shareholders of Banco de Crédito e Inversiones informing them of their share rights pursuant to Article 10 of the Regulation of Corporations (*Reglamento de Sociedades Anónimas*).***
99.4	English translation of the Spanish language notice to shareholders of Banco de Crédito e Inversiones informing them of the commencement of the subscription period for the share rights pursuant to Article 26 of the Regulation of Corporations (*Reglamento de Sociedades Anónimas*).

*   Previously furnished as Exhibit 99.1 to Form CB/A furnished with the Commission on October 26, 2018.
**   Previously furnished as Exhibit 99.2 to Form CB/A furnished with the Commission on October 26, 2018.
***   Previously furnished as Exhibit 99.3 to Form CB/A furnished with the Commission on October 26, 2018.

(b)   Not applicable.

Item 2. *Informational Legends*

A legend complying with Rule 801(b) under the U.S. Securities Act of 1933, as amended, is prominently included in the documents attached as exhibits hereto.

PART II—INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)   Not applicable.

(2)   Not applicable.

PART III—CONSENT TO SERVICE OF PROCESS

Banco de Crédito e Inversiones filed with the Commission a written irrevocable consent and power of attorney on Form F-X on October 23, 2018.

PART IV—SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BANCO DE CRÉDITO E INVERSIONES

By   /s/ José Luis Ibaibarriaga Martínez
          Name: José Luis Ibaibarriaga Martínez
          Title: Chief Financial Officer

Date: November 1, 2018

Exhibit 99.4



BANCO CREDITO INVERSIONES

PREFERENTIAL OPTION ISSUANCE OF PAYABLE SHARES

In the Extraordinary Shareholders' Meeting of Banco de Crédito e Inversiones (hereinafter the "Company), held on July 12, 2018, which minutes were passed to public deed on August 1 of the same year, in the Notary of Santiago of Mrs. María Loreto Zaldívar Grass, it was agreed to increase the Company's equity in the amount of CLP $430,000,000,000 through the issuance of 9,657,930 payable shares, of one single series and with no par value.

The abovementioned capital increase was approved by the Superintendency of Banks and Financial Institutions by means of Resolution N° 398 dated August 27, 2018. An excerpt of the referred public deed was registered under Folio 66,495 N° 34,037 in the Registry of Commerce of year 2018 and was published in the Official Gazette on August 31, 2018.

The Superintendency of Banks and Financial Institutions registered the issuance of the shares in the Registry of Securities on September 26, 2018, under the N° 5/2018.

This issuance is offered on a preferred basis to shareholders of the Company, who will have the right to subscribe 0.0765075151 shares for each share held and that are registered in the Shareholders Registry at midnight of October 25, 2018.

These shares will be offered at a price of CLP $ 41,500 per share and shall be paid up front at the time of the subscription of the shares, in cash, check, bankers draft, electronic funds transfer or any instrument equivalent to money payable on demand.

This announcement signals the beginning of the preferential option period, which will be for a period of 30 days. Shareholders entitled to subscribe the shares or assignees of the options, must subscribe and pay them within a 30-day period starting on the date of the commencement of the option, that is between October 31 and November 29, 2018, and acknowledge that they waive this right if they fail to do so within this period. To subscribe the payable shares of Banco de Crédito e Inversiones, the shareholders must contact the offices of DCV Registros, located at Huérfanos 770, 22nd floor, commune and city of Santiago, from Monday to Thursday between 9:00 am and 17:00 hours and Friday between 9:00 am to 16:00 hours, where the subscription agreement form will be available. The payment for the shares must be done by the shareholder at the time of executing the subscription agreement.

Preferential subscription rights are essentially waivable and transferable within the 30 days period indicated above. Notwithstanding the foregoing, the preferential subscription rights may not be offered, sold or otherwise transferred by any holder of common stock entitled thereto, directly or indirectly, except if made outside the United States of America and in accordance with Regulation S of the Securities Act of the United States of America of 1933, as amended, ("Securities Act of the United States of America"). The transfer of the options must be made by private deed executed by the assignor and assignee before two adult witnesses or before a stock broker or notary public or by means of a public deed signed by the assignor and assignee. The assignment shall only be effective against the Company and third parties, once the Company becomes aware of it, based on the production of the document containing the assignment and the respective certificate evidencing a right to the option, in the latter case, only to the extent such a certificate was issued and withdrawn from the Company.

The Company shall make available to the shareholders or assignees who so request, certificates evidencing the preferential subscription rights they hold. These will be issued no later than the subsequent business day of that in which the Company receives the respective communication and may be withdrawn at the offices of DCV Registros, located at Huérfanos N° 770, 22nd floor, commune and city of Santiago, from Monday to Thursday between 9:00 am and 17:00 hours and Friday between 9:00 am to 16:00 hours, continued schedule. Any other information regarding this issuance of shares can be consulted directly with the Company.

The shares not subscribed and paid by the shareholders or their assignees entitled to do so, within the referenced 30 days period, and the shares originated from fractions resulting from the pro rata allotment among shareholders, may be freely offered to shareholders or third parties, provided that the placement of such shares will not be made under more favorable conditions and prices than those set for the Preferential Option Period, at least for the 30 days following the end of the respective option period.

Once the abovementioned term expires and in accordance with the provisions of the last paragraph of Article 29 of Reglamento de Sociedades Anónimas, the unsubscribed shares may be offered to third parties, offers that according to the above mentioned legal rule shall be made in the stock exchanges

The shares of Banco de Crédito e Inversiones are classified as First Class Level 1 risk rating agencies Fitch Chile Clasificadora de Riesgo Limitada and Feller-Rate Clasificadora de Riesgo Limitada.

The rights to preferentially subscribe for shares of common stock of the Company and the new shares issuable upon the exercise of such rights, have not been and will not be registered under the Securities Act of the United States of America, or under the securities laws of any state or other jurisdiction of the United States of America. The shares issuable upon exercise of the rights may not be offered, sold or subscribed for (i) within the United States of America, except in case of a transaction that is exempt from, or not subject to, the registration requirements of the Securities Act of the United States of America or (ii) outside the United States of America, except pursuant to Regulation S under the Securities Act of the United States of America, and, in each case, in accordance with any applicable state securities laws.

Until 40 days following the later of (i) the commencement of the subscription period for the rights offering and (ii) the commencement of allocations to investors in connection with the subsequent public auction offering, if any, of shares underlying unexercised rights in Chile, an offer or sale of the shares within the United States of America by a broker or dealer (whether or not it is participating in the rights offering) may violate the registration requirements of the Securities Act of the United States of America.

The offering of preferential subscription rights is made for the securities of the Company, a company incorporated and organized under the laws of the Republic of Chile. Such offer is subject to disclosure requirements established in Chile that are different from those of the United States of America. Financial statements included or incorporated by reference in this document, if any, have been prepared in accordance with general accepted accounting principles in Chile and may not be comparable to the financial statements of United States of America companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws of the United States of America, since the issuer is located in Chile, and some or all of its officers and directors may be residents of Chile. You may not be able to sue the Company or its officers or directors in a Chilean court for violations of the securities laws of the United States of America. It may be difficult to compel the Company, its officers or directors and its affiliates to subject themselves to a judgment of a court of the United States of America.

The notice referred to in Article 10 of the Reglamento de Sociedades Anónimas was published in the newspaper El Mercurio de Santiago on October 22, 2018.

For more information related to Banco de Crédito e Inversiones and its activities, visit www.bci.cl/investor-relations.

Santiago, October 31, 2018

GENERAL MANAGER